UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549

	SCHEDULE 13G

	Under the Securities Exchange Act of 1934
	(Amendment No. 24)*.

	The Coca-Cola Company

	Common

	191216100

Check the following box if a fee is being paid with this statement ( ). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP NO.  191216100 13G

1.	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

SunTrust Banks, Inc. as Parent Holding Company for: SunTrust Banks Holding Company Individually; SunTrust Delaware Trust Company; and as Parent Company for Preferred Surety Corporation, and Trusco Capital Management, Inc. and SunTrust Bank, Individually, and in various fiduciary capacities. 58-1575035
------------------------------------------------------------------2.
	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(A)______
(B)______
-------------------------------------------------------------------3.
SEC USE ONLY
-------------------------------------------------------------------4.
CITIZENSHIP OR PLACE OR ORGANIZATION

Georgia
-------------------------------------------------------------------
NUMBER OF		5.	SOLE VOTING POWER

SHARES			127,007,028
---------------------------------------------------
BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY			12,630,167
---------------------------------------------------
EACH			7.	SOLE DISPOSITIVE POWER

REPORTING			101,526,569
---------------------------------------------------
PERSON		8.	SHARED DISPOSITIVE POWER

WITH				30,288,010
-------------------------------------------------------------------
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

143,299,030
-------------------------------------------------------------------
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*
-------------------------------------------------------------------
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.77%
-------------------------------------------------------------------
12.	TYPE OF REPORTING PERSON*

HC, BK AND IA


	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549

	SCHEDULE 13G
	UNDER THE SECURITIES EXCHANGE ACT OF 1934


Item 1(a) Name of Issuer:
------------------------
The Coca-Cola Company

Item 1(b) Address of Issuer's Principal Executive Offices:
---------------------------------------------------------
One Coca-Cola Plaza, N.W.
Atlanta, Georgia  30313

Item 2(a) Name of Person Filing:
-------------------------------
SunTrust Banks, Inc. as Parent Holding Company for: SunTrust Banks Holding Company Individually; SunTrust Delaware Trust Company; and as Parent Company for Preferred Surety Corporation, and Trusco Capital Management, Inc. and SunTrust Bank, Individually, and in various fiduciary capacities. 58-1575035

Item 2)b) Address of Principal Business Office(s):
-------------------------------------------------
303 Peachtree Street, Suite 1500
Atlanta, Georgia  30308

Item 2(c) Citizenship:
---------------------
SunTrust Banks, Inc. is a Georgia corporation; SunTrust Banks Holding Company is a Florida corporation; Preferred Surety Corporation is a Georgia corporation; SunTrust Bank is a Georgia banking association; Trusco Capital Management, Inc. is a registered investment adviser and a Georgia corporation; SunTrust Delaware Trust Company is a Delaware corporation.

Item 2(d) Title of Class of Securities:
--------------------------------------
Common Stock

Item 2(e) CUSIP Number:
----------------------
191216100




Item 3 Type of Person:
---------------------
(b)	Bank as defined in section 3(a)(6) of the Act.
(e)	Investment Adviser registered under section 203 of the Investment
	Advisers Act of 1940.
(g)	Parent Holding company, in accordance with
	 para. 240,13d-1(1)(ii))H).

Item 4 Ownership:
----------------
Amount beneficially owned:	143,299,030

(b)	Percent of Class:	5.77%

(c)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote:	127,007,028

(ii)	Shared power to vote or to direct the vote:	 12,630,167

(iii)Sole power to dispose or to direct the
disposition of:						 101,526,569

(iv)	Shared power to dispose or to direct the
disposition of:						30,288,010


Item 5 Ownership of Five Percent of Less of Class:
-------------------------------------------------
Not Applicable

Item 6 Ownership of More than 5 Percent of Behalf of Another Person:
-------------------------------------------------------------------
See Exhibit B

Item 7 Identification and Classification of the Subsidiary which acquired the security being reported on by the Parent Holding Company:
-------------------------------------------------------------------
See Item 2

Item 8 Identification and Classification of Members of the Group:
----------------------------------------------------------------
Not Applicable

Item 9 Notice of Dissolution of Group:
-------------------------------------
Not Applicable

Item 10 Certification:
---------------------
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose of effect.

Signature:
---------
After reasonable inquiry an to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:
-----
February 12, 2000

SunTrust Banks, Inc.

By	/s/ Stephen Weber
PCS Information Services, Inc. as agent for SunTrust Banks, Inc.


	EXHIBIT A

The shares reported are held by one or more subsidiaries of SunTrust Banks, Inc. in various fiduciary and agency capacities. SunTrust Banks, Inc. and such subsidiaries disclaim by beneficial interest in any of the shares reported, and the filing of this statement shall not be construed as an admission to the contrary except for 48,266,496 shares owned individually by certain subsidiaries.

Certain of the shares included in shared voting authority are held in agency accounts and co-fiduciary accounts in nominee registration.
These are voted by the banks under revocable authority of trust accounts and therefore, are reported as shared voting authority.


	EXHIBIT B


Various co-trustees share the power to direct subsidiaries of income including dividends and the proceeds from sale of securities.
Additionally, various beneficiaries have the right to receive dividends.


	EXHIBIT C


     			Sole	Shared		Sole		Shared
      			Voting	Voting		Power to	Power to
Name of Person Filing	Power	Power	   	Dispose	  	Dispose
--------------------------------------------------------------------------
SunTrust Banks, Inc.
as Parent Holding Company for:
-------------------------------
SunTrust Bank	78,724,656	12,628,867	53,253,447	30,287,010
and in Various Fiduciary Capacities
303 Peachtree Street
Atlanta, Georgia  30308

SunTrust Bank	25,373,952	-0-	25,373,952	-0-
Individually
25 Park Place, N.E.
Atlanta, Georgia  30303

SunTrust Banks Holding Company	12,212,544	-0-	12,212,544	-0-
Individually
25 Park Place, N.E.
Atlanta, Georgia  30303

Preferred Surety Corporation	10,680,000	-0-	10,680,000	-0-
235 South Main Street
Madison, Georgia  30650

SunTrust Banks, Inc. As Parent
Company for:
------------------------------
Trusco Capital Management, Inc.	6,351	0-	6,351	-0-
50 Hurt Plaza, Suite 1400
Atlanta, Georgia 30302

SunTrust Delaware Trust Company	9,525	-0-	275	1,000
And in various fiduciary capacities
1011 Centre Road
Suite 205
Wilmington, Delaware  19805


Shares Beneficially Owned	143,299,030


SunTrust Bank, Inc.
303 Peachtree Street, Suite 1500
Atlanta, Georgia  30308

February 12, 2000

Ladies and Gentlemen:

There is hereby transmitted for filing pursuant to Section 13(g) of the Securities and Exchange Act of 1934 and Rule 13G thereunder a Schedule 13G relating to beneficial ownership by SunTrust Banks, Inc. and its subsidiaries of shares of The Coca-Cola Company Common stock.

Please call the undersigned at (404) 581-1475 if you have any questions.

Sincerely,


/s/ Stephen Weber
---------------------
Stephen Weber
PCS Information Services, Inc. as agent for SunTrust Banks, Inc.

cc:	The Coca-Cola Company
New York Stock Exchange






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